EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of SanDisk Corporation for the registration of common stock, preferred stock, debt securities, warrants, rights, and units and to the incorporation by reference therein of our report dated February 19, 2008, with respect to the consolidated financial statements of SanDisk Corporation included in its Annual Report (Form 10-K) for the year ended December 30, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, CA
February 2, 2009